FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number: 333-120810

THE9 LIMITED

30/F, No. 1168 Nanjing Road (W)

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: August 25th, 2005

Exhibit 99.1

The9 Limited Reports Unaudited Second Quarter 2005

Financial Results

Shanghai, China – August 25, 2005. The9 Limited (NASDAQ: NCTY), a leading online game operator and developer in China, announced today its unaudited financial results for the second quarter of 2005.

Highlights:

–	Net revenues for the second quarter of 2005 grew by 354.5% quarter-over-quarter and 386.0% year-over-year to RMB55.7 million (US$6.7 million).

–	Net revenue attributable to the operation of World of Warcraft® (“WoW”) for the second quarter of 2005 was RMB52.3 million (US$6.3 million) following its commercial launch on June 7, 2005.

–	Net loss was RMB23.0 million (US$2.8 million), compared with a net loss of RMB10.5 million (US$1.3 million) in the first quarter of 2005.

–	Loss per share (one ordinary share representing one American Depositary Share “ADS”) was RMB0.95 (US$0.11) for the second quarter of 2005.

Management Comments:

Commenting on the second quarter, Jun Zhu, Chairman and Chief Executive Officer of The9 Limited, said: “June 7, 2005 was not only the launch date of World of Warcraft® in China, but also marked The9 Limited’s continuing leadership in China’s online gaming industry. Together with Blizzard Entertainment®, we have achieved significant success in China, with the number of WoW paying customers exceeding 1.5 million just a month after commercialization. We are proud to announce that the number of paying accounts has already surpassed 2 million. We firmly believe that the rapid acceptance of WoW by game players in China is a reflection of the quality and dedication of The9’s management and employees.”

Chief Financial Officer Hannah Lee said: “While our financial results show a net loss for the second quarter, we are confident that The9 has built a solid foundation for the future. Costs incurred prior to the June launch of WoW followed by intensified marketing and promotional activities were the primary factors accounting for the net loss for the quarter. However, we believe that solid investment in the initial stages of the game lifecycle will be beneficial to The9 in the long run.”

The9’s Second Quarter 2005 Unaudited Results

For the second quarter of 2005, The9 Limited reported net revenues of RMB55.7 million (US$6.7 million), an increase of 354.5% from the first quarter of 2005 or an increase of 386.0% from the corresponding period in 2004. The increase was mainly due to a significant contribution in revenues from “online game and virtual community services” as a result of The9’s commercial operations of WoW, which was commercially launched in June 2005. Net revenue attributable to the operation of WoW for the second quarter of 2005 was RMB52.3 million (US$6.3 million) following its commercial launch on June 7, 2005.

For the second quarter of 2005, revenues from “game operating support, website solutions and advertisement” were RMB1.1 million (US$0.1 million), a decrease of 64.9% from the first quarter of 2005 or 84.5% from the corresponding period in 2004. These revenues, which are mainly generated from the provision of game operating support to 9Webzen related to the operation of MU in China, decreased in the second quarter of 2005 as a result of a decline in MU revenue.

“Other revenues” in the second quarter of 2005, which mainly included sales of game-related accessories and promotional activities related to WoW and MU, decreased significantly to RMB2.1 million (US$0.3 million) from RMB6.3 million (US$0.76 million) in the first quarter of 2005, as sales of WoW client installation packages declined significantly in the second quarter of 2005 compared to the first quarter of 2005 due to the greater sales in the first quarter of 2005 in anticipation of the commercial launch of WoW in the second quarter of 2005.

Gross profit for the second quarter of 2005 increased by 551% to RMB30.1 million (US$3.7 million) from RMB4.6 million (US$0.59) million in the first quarter of 2005. Gross profit margin rose to 54.1% for the second quarter of 2005 from 37.8% in the first quarter of 2005. Margin enhancement was primarily due to less sales of low-margin WoW client installation packages. The gross profit for the second quarter of 2005 was mainly generated from the operation of WoW.

Operating expenses increased by 155.9% to RMB56.1 million (US$6.8 million) in the second quarter of 2005 from RMB21.9 million (US$2.6 million) in the first quarter of 2005. This was mainly due to an increase in advertising and promotional costs related to the launch of WoW as well as expensing early stage game development advances previously capitalized and impairment of licensing fee relating to Mystina Online.

As a result of the aforementioned factors, we recorded a loss from operations of RMB26.0 million (US$3.1 million) in the second quarter of 2005. Our loss from operations increased 50.3% from a loss of RMB17.3 million (US$2.1 million) in the first quarter of 2005.

Other operating income for the second quarter of 2005 rose by RMB5.4 million (US$0.65 million) to RMB5.2 million (US$0.63 million) compared to a loss of RMB0.2 million (US$0.01 million) in the first quarter of 2005. This increase was primarily the result of The9’s sale of its proprietary integrated membership management and payment system, Pass9, in the second quarter of 2005, whereas The9 did not record any such software sales in the first quarter of 2005.

Tax expense for the second quarter was RMB3.6 million (US$0.43 million) due to valuation allowance recorded against previously recognized deferred tax assets.

Equity in loss of affiliated companies mainly results from The9’s 51% participation in 9Webzen, who operates MU in China, its 40% equity interest in Beijing Wanwei, a PRC game portal company, and its 20% share ownership in Object Software, a game developer based in China. For the second quarter of 2005, equity from affiliated companies, net of taxes, amounted to a loss of RMB4.0 million (US$0.48 million), compared to a loss of RMB0.5 million (US$0.06 million) for the first quarter of 2005 mainly due to greater loss contribution from 9Webzen.

For the second quarter of 2005, 9Webzen’s contribution to equity profit (loss) changed from a profit of RMB1.1 million (US$0.14 million) in the first quarter to a loss of RMB3.0 million (US$0.37 million). A discussion of 9Webzen results from operations for the second quarter of 2005 is included in “9Webzen’s Second Quarter 2005 Unaudited Results”. Equity loss from Object Software declined in the second quarter of 2005 to RMB0.74 million (US$0.09 million) from a loss of RMB1.2 million (US$0.15 million) in the first quarter of 2005.

As a result of the cumulative effect of the foregoing factors, net loss for the second quarter of 2005 was RMB23.0 million (US$2.8 million) compared to net loss of RMB10.5 million (US$1.3 million) in the first quarter of 2005, representing loss per share (one ordinary share representing one ADS) of RMB0.95 or US$0.11.

As of June 30, 2005, the Company’s total cash and cash equivalents balance was RMB523.3 million (US$63.2 million). The decrease in cash and cash equivalents from RMB793.4 million (US$95.8 million) as at December 31, 2004 was mainly a result of WoW server purchases, WoW prepaid royalty payment for the first year of WoW’s operating term and being expensed as game revenues are recognized, and payments to 9Webzen, offset in part by receipts of prepaid card revenues and payments against loan receivable.

9Webzen’s Second Quarter 2005 Unaudited Results

9Webzen derives its revenues mainly from the sale of MU playing time. Compared to the first quarter of 2005, net revenues decreased by 64.9% to RMB9.0 million (US$1.1 million) in the second quarter of 2005 from RMB25.6 million (US$3.1 million). The decrease in MU’s revenue in the second quarter of 2005 was attributable to the decrease in MU users. The number of MU’s peak concurrent users fell from about 139,000 in the first quarter of 2005 to about 93,000 in the second quarter of 2005.

9Webzen recognized a gross loss of RMB3.2 million (US$0.4 million) in the second quarter of 2005 compared with gross profit of RMB7.5 million (US$0.9 million) in the first quarter of 2005. The quarter-over-quarter decline was mainly due to the decline in MU revenues, which was only partially offset by a corresponding decrease in cost of services.

When compared to the first quarter of 2005, operating expenses fell by 52.2% to RMB2.2 million (US$0.27 million) in the second quarter of 2005 from RMB4.7 million (US$0.56 million) in the first quarter of 2005, primarily as a result of a reduction in general and administrative expenses for the quarter as many staff were transferred to The9 in early first quarter of 2005.

As a result of the above-mentioned factors, 9Webzen recorded an operating loss of RMB5.4 million (US$0.65 million) compared with operating profit of RMB2.8 million (US$0.34 million) in the first quarter of 2005.

9Webzen’s other income for the second quarter of 2005 included a government financial incentive in the amount of RMB1.9 million (US$0.23 million), which is related to a refund of the business tax paid on the MU revenues for the fourth quarter of 2004. Governmental financial incentive is recognized as revenue upon receipt or when the collectibility of such financial incentives is certain. There was no similar financial incentive received by 9Webzen in the first quarter of 2005.

Tax expense for the second quarter was RMB2.5 million (US$0.30 million) due to valuation allowance recorded against previously recognized deferred tax assets.

As a result of the cumulative effect of the foregoing factors, for the second quarter of 2005, 9Webzen recorded a net loss of RMB6.0 million (US$0.72 million) compared to net income of RMB2.2 million (US$0.27 million) in the first quarter of 2005, representing a decline of 368.7%.

Recent Developments

The9 recently commenced the all-access open beta for its first proprietary MMORPG, Joyful Journey West, on August 18, 2005. Details of the commercial launch will be released shortly.

In addition, The9 disclosed on July 7, 2005 the signing of a term sheet relating to its acquisition of the remaining 31.1% share ownership in China The9 Interactive (“C9I”). C9I operates WoW in China. The9 expects that a sale purchase agreement for this acquisition will be entered into during the third quarter of 2005.

Conference call / Webcast information

The9’s management team will host a conference call on Wednesday, August 24, 2005 at 9:00 PM, US Eastern time, corresponding with Thursday, August 25, 2005 at 9:00 AM Beijing/Hong Kong time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-786-2903, password “81178862.” In the US, members of the financial community may also participate in the call by dialing toll-free +1-800-299-9086. A replay of the call will be available on The9’s website corp.the9.com through August 28, 2005. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “66674713”.

The9 Limited will also provide a live webcast of the earnings call at the company’s website, at corp.the9.com, 15 minutes prior to the call, then click on the icon for “Second Quarter 2005 Financial Results Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator and developer in China which commenced operations in 1999. Currently, The9’s business is primarily focused on operating and developing MMORPGs. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU, WoW and Mystina Online in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including ZhiZun and Granado Espada. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West” (“JJW”). The9 currently expects to commence free testing of ZhiZun in China in the second half of 2005.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry and information disseminated over the Internet in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual report on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

For further information about The9, please contact

James Rhee, CFA

Investor Relations & Overseas Business Development - Senior Director

The9 Limited

Tel: +86 (21) 3217-4567 ext. 9990

Email: IR@corp.the9.com

– Tables follow –

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2004	June 30, 2005	June 30, 2005
	RMB	RMB	USD
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	793,405,288	523,300,516	63,227,272
Note receivable	—	2,250,000	271,854
Accounts receivable	16,686,079	3,236,506	391,048
Due from related parties	4,883,135	4,881,738	589,831
Advances to suppliers	15,591,310	32,428,655	3,918,160
Deferred costs	—	9,191,510	1,110,555
Prepayments and other current assets	16,022,357	19,996,474	2,416,054
Prepaid royalties	—	84,256,795	10,180,245
Deferred tax assets, current	—	—	—
Dividend receivable	8,442,030	—	—

Total current assets	855,030,199	679,542,194	82,105,020

Investments in affiliated companies	88,338,021	76,456,482	9,237,779
Property, equipment and software	8,082,280	154,058,488	18,613,966
Intangible assets	33,293,989	30,244,912	3,654,312
Long-term deposits	314,466	3,132,338	378,462
Loan receivable from a related party	38,386,260	82,249,784	9,937,750
Deferred tax assets, non-current	3,150,000	1,285,937	155,372

Total Assets	1,026,595,215	1,026,970,135	124,082,660

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	2,272,194	16,333,210	1,973,444
Note payable	—	29,539,867	3,569,125
Due to related parties	124,251,127	21,001,167	2,537,445
Income tax payable	607,560	1,523,569	184,084
Other taxes payable	1,299,680	3,062,215	369,989
Advances from customers	1,488,478	63,778,755	7,706,006
Deferred revenue	2,222,284	38,668,619	4,672,098
Other payables and accruals	15,640,310	17,104,431	2,066,626
Deferred tax liability, current	1,483,291	—	—

Total current liabilities	149,264,924	191,011,833	23,078,817

Minority interests	12,165,055	3,892,324	470,286

Shareholders’ Equity
Common shares (US$0.01 par value; 24,186,250 shares issued and outstanding as of December 31, 2004)	2,001,781	2,001,781	241,863
Deferred compensation cost	—	(183,155)	(22,130)
Additional paid-in capital	855,797,000	856,384,955	103,471,873
Statutory reserves	54,172	54,172	6,545
Accumulated other comprehensive loss	(14,617)	(6,489)	(784)
Accumulated income (Loss)	7,326,900	(26,185,286)	(3,163,812)

Total shareholders’ equity	865,165,236	832,065,978	100,533,556

Total liabilities and shareholders’ equity	1,026,595,215	1,026,970,135	124,082,660

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except net profit/loss per share data)

	Quarter Ended
	June 30, 2004	March 31, 2005	June 30, 2005	June 30, 2005
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game and virtual community services	113,157	209,717	55,257,690	6,676,456
Game operating support, website solutions and advertisement	7,149,299	3,164,888	1,111,081	134,245
Short message services	4,659,735	3,146,323	4,062	491
Other revenues	128,600	6,273,506	2,115,496	255,603

	12,050,791	12,794,434	58,488,329	7,066,795

Sales Taxes	(590,045)	(539,152)	(2,791,864)	(337,324)

Net Revenues	11,460,746	12,255,282	55,696,465	6,729,471

Cost of Services	(2,190,595)	(7,624,678)	(25,571,664)	(3,089,671)

Gross Profit	9,270,151	4,630,604	30,124,801	3,639,800

Operating Expenses:
Product development	(1,229,866)	(8,279,103)	(21,594,703)	(2,609,159)
Sales and marketing	(1,403,446)	(5,060,598)	(20,839,936)	(2,517,965)
General and administrative	(3,586,581)	(8,578,713)	(13,675,473)	(1,652,326)
Share-based compensation	—	(13,376)	(18,443)	(2,228)

Total operating expenses:	(6,219,893)	(21,931,790)	(56,128,555)	(6,781,678)

Profit (Loss) from operations	3,050,258	(17,301,186)	(26,003,754)	(3,141,878)
Interest income, net	(85,119)	3,021,368	3,781,730	456,924
Other income (expenses), net	71,445	(169,056)	5,219,079	630,590

Income (loss) before income tax benefit (expense) and equity in profit (loss) of affiliated company	3,036,584	(14,448,874)	(17,002,945)	(2,054,364)

Income tax benefit (expenses)	(1,124,582)	1,254,558	(3,577,497)	(432,248)
Minority interests	1,327,835	3,192,464	1,576,699	190,503

Income (loss) before equity in profit of affiliated companies	3,239,837	(10,001,852)	(19,003,743)	(2,296,109)
Equity in profit (loss) of affiliated companies, net of taxes	6,905,419	(495,447)	(4,011,145)	(484,643)

Net Income (Loss)	10,145,256	(10,497,299)	(23,014,888)	(2,780,751)

Accretion to Series A Preference Shares	(846,015)	—	—	—
Amounts allocated to Series A Preference Shares	(4,166,059)	—	—	—

Net income (loss) attributable to common shareholders	5,133,182	(10,497,299)	(23,014,888)	(2,780,751)

Other comprehensive loss:
Translation adjustments	518	(551)	8,679	1,049

Comprehensive Income (Loss)	10,145,774	(10,497,850)	(23,006,209)	(2,779,703)

Earnings (loss) per share
- Basic	0.52	(0.40)	(0.95)	(0.11)

- Diluted	0.39	(0.40)	(0.95)	(0.11)

Weighted average shares outstanding
- Basic	9,867,000	24,186,250	24,186,250	24,186,250

- Diluted	13,620,750	24,186,250	24,186,250	24,186,250

9WEBZEN LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - USD)

	As at
	December 31, 2004	June 30, 2005	June 30, 2005
	RMB	RMB	USD
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	1,228,760	59,915,271	7,239,204
Deferred royalties and other service costs	4,000,110	2,352,444	284,232
Advances to suppliers	169,290	102,490	12,383
Due from related parties	124,251,127	21,001,171	2,537,446
Prepayments and other current assets	6,605,909	1,211,988	146,437

Total current assets	136,255,196	84,583,364	10,219,702

Property, equipment and software	45,247,702	23,300,443	2,815,253
Deferred tax assets, non-current	2,240,587	—	—

Total Assets	183,743,485	107,883,807	13,034,955

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	7,548,356	2,673,775	323,056
Dividend payable	16,553,000	—	—
Due to related parties	8,738,974	396,112	47,860
Other taxes payable	984,265	264,797	31,994
Advances from customers	15,897,106	7,969,294	962,882
Deferred revenue	18,942,324	11,139,968	1,345,976
Other payables and accruals	4,684,991	3,250,596	392,750

Total current liabilities	73,349,016	25,694,542	3,104,518

Shareholders’ Equity
Paid-in capital	8,446,223	8,446,223	1,020,507
Additional paid-in capital	5,631,249	6,004,229	725,455
Statutory reserves	2,905,000	2,905,000	350,994
Accumulated other comprehensive loss	(810)	(809)	(98)
Retained earnings	93,412,807	64,834,622	7,833,580

Total shareholders’ equity	110,394,469	82,189,265	9,930,437

Total liabilities and shareholders’ equity	183,743,485	107,883,807	13,034,955

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - USD)

	Quarter Ended
	June 30, 2004	March 31, 2005	June 30, 2005	June 30, 2005
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	47,657,845	26,976,896	9,470,630	1,144,280
Other revenues	428,239	—	—	—

	48,086,084	26,976,896	9,470,630	1,144,280

Sales Taxes	(2,416,326)	(1,355,589)	(475,900)	(57,500)

Net Revenues	45,669,758	25,621,307	8,994,730	1,086,779

Cost of Services	(23,497,406)	(18,141,920)	(12,154,603)	(1,468,568)

Gross Profit (loss)	22,172,352	7,479,387	(3,159,873)	(381,789)

Operating Expenses:
Product development	(1,815,906)	(561,001)	(571,072)	(68,999)
Sales and marketing	(3,887,829)	(711,366)	(481,067)	(58,124)
General and administrative	(3,302,829)	(3,014,474)	(1,173,819)	(141,826)
Share-based compensation	—	(372,980)	—	—

Total operating expenses:	(9,006,564)	(4,659,821)	(2,225,958)	(268,949)

Income (loss) from operations	13,165,788	2,819,566	(5,385,831)	(650,738)
Interest income (expenses)	320,984	22,209	(3,195)	(386)
Other income (expenses), net	1,306,110	(2,601)	1,871,936	226,175

Income (loss) before income tax	14,792,882	2,839,174	(3,517,090)	(424,949)
Income tax benefit (expenses)	238,518	(616,418)	(2,454,351)	(296,545)

Net Income (Loss)	15,031,400	2,222,756	(5,971,441)	(721,494)

Other comprehensive gain:
Translation adjustments	1,438	—	—	—

Comprehensive Income (Loss)	15,032,838	2,222,756	(5,971,441)	(721,494)